Exhibit 99.1

Focus Media Forms Partnership with Dentsu in Internet Advertising in China

SHANGHAI, China, January 22, 2008 — Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced that its wholly-owned subsidiary, Hua Kuang Advertising Company has entered into a joint venture agreement with Dentsu to form a new Internet advertising company in China. The newly established company will focus on providing Internet advertising related services to clients of the Dentsu Group companies in China and will work closely with Focus Media’s Internet advertising division to strengthen its Internet advertising technology solutions capabilities and media sourcing competence. Dentsu Inc. will own 67% of the joint venture while Hua Kuang will own the remaining 33%.

“By establishing this long-term partnership with Dentsu Group, Focus Media has become a clear leader in providing technology-based Internet advertising solutions for our advertising clients in China,” said Jason Jiang, CEO of Focus Media.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of September 30, 2007, Focus Media’s digital out-of-home advertising network had approximately 95,398 LCD display in its commercial location network, approximately 43,315 LCD displays in its in-store network and 170,605 advertising in-elevator poster frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

About Dentsu Inc.

Dentsu Inc., founded in 1901, is the largest advertising company brand and the fifth largest marketing and communications organization in the world. Based in Tokyo, Dentsu offers national, multinational and global clients the most comprehensive range of advertising and marketing services through its unique “Total Communications Services” approach. Dentsu has pioneered and set global standards for integrated communications, which in latter years have been adopted by a number of major international networks. As of March 31, 2007, the group has more than 6,000 clients and 16,910 employees in both Japan and in its offices overseas. Consolidated billings (net sales) for fiscal year 2006 were recorded at 2,093.9 billion yen. Dentsu is publicly quoted on the Tokyo Stock Exchange. For more information, please visit www.dentsu.com.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contact:

Jie Chen

Focus Media Holding Ltd

Tel: +86-21-3212-4661 ext 6607

Email: ir@focusmedia.cn